EXHIBIT 99.(d)


                     VIACOM ENTERS INTO MANAGEMENT AGREEMENT WITH
                                    DISCOVERY ZONE



                      CHICAGO, April  17 --  Discovery Zone  Inc. (NASDAQ:

            ZONE) today announced that the Blockbuster Entertainment Group

            of Viacom, Inc. (AMEX:   VIA, VIA.B) has entered into  a five-

            year Management Services Agreement with Discovery Zone.



                      The Company  said that  Discovery Zone Chairman  and

            CEO Donald F. Flynn  will remain chairman and a  member of the board of directors, and Steven R. Berrard, president and chief executive officer of  Blockbuster has been elected  as interim

            Discovery Zone chief  executive until a replacement  is named.

            Discovery Zone board  members not affiliated with  Viacom will resign effective at closing.



                      Discovery Zone also announced  that the Flynn family

            will complete the previously announced exercise of outstanding warrants to acquire additional shares of Discovery Zone common stock, investing  $26,700,000.  Blockbuster  Entertainment, in order  to retain its 49.9 percent  ownership of Discovery Zone common stock, will  purchase an aggregate of  3,823,647 shares of Discovery Zone common stock from the Flynn family.



                      "This management  agreement is a major  milestone in

            the  growth  and  evolution of  Discovery  Zone,"  said Flynn.

            "Viacom's  wealth of brands and Blockbuster's expertise as one of  the  premier  entertainment retailers  in  the  world will enrich  the overall  experience  in  all  of  our  FunCenters.

            Additionally, Viacom's infrastructure and strong position in the  entertainment  industry  should lead  to  a  reduction in operating  expenses  and additional  marketing  opportunities,

            while  the  grant  of the  warrants  will  give  Viacom strong incentives to enhance shareholder value."


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                      "We  have had  a long, successful  relationship with

            Discovery Zone as  a shareholder, former franchisee  and joint venture partner," said Berrard.  "Don Flynn and Discovery Zone

            Management  have  pioneered  the  concept  of  the  children's

            FunCenter  and  established  the  Company  as  the  nationally

            recognized    leader    in     children's    destination-based

            entertainment.   Now, with  this management agreement  we will

            have the opportunity to build on its success, further leverage our  assets, improve the Company's operations and increase its profitability."



                      The Management Services  Agreement is for a  term of

            five  years, with successive  one-year extensions.   Under the

            Management   Agreement,   Discovery    Zone   will   reimburse

            Blockbuster  for  its   costs  incurred  and  will   grant  to

            Blockbuster warrants to acquire an aggregate  of up to 473,463

            shares  of   a  new  class  of   non-cumulative,  convertible,

            participating preferred  stock.   The terms  of the  agreement

            have  been approved by  an independent committee  of Discovery

            Zone's Board of Directors.



                      Each  share of  preferred stock will  be convertible

            into 24  shares of Discovery  Zone common stock by  any holder who is not affiliated with Blockbuster.  The warrants, a Class

            A Warrant, a  Class B Warrant and  a Class C Warrant,  will be exercisable for an  equal number of shares of  preferred stock and will vest on the  first, second and third anniversaries of the  effective date of the management agreement, with exercise prices per share of preferred  stock of $249.000, $286.344 and

            $343.608, respectively.



                      Blockbuster  also   will  sell  its   "Block  Party"

            entertainment centers  to Discovery Zone for net book value of

            $15 million payable in subordinated notes.



                      It is anticipated that these transactions, which are

            subject to customary closing  conditions, will close  sometime during the second quarter.



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                      Discovery  Zone,  Inc.   is  the  nation's   leading

            operator  of  children's   indoor  entertainment  and  fitness

            facilities.



                      Blockbuster Entertainment Group is a  unit of Viacom

            Inc. with  businesses in  entertainment retailing,  television

            and film production,  live entertainment and  pay cable.   The

            Group is  composed of  Blockbuster  Video, Blockbuster  Music,

            Blockbuster  International,  Spelling  Entertainment, Showtime

            Networks Inc.  and Paramount Parks, as well  as Discovery Zone

            FunCenters.



                      Viacom  Inc. is a  worldwide leader in entertainment

            and  publishing.   In  addition to  Blockbuster Entertainment,

            Viacom's  operations  include  Paramount  Pictures,  Paramount

            Television,  MTV   Networks,  Simon   &  Shuster,  radio   and

            television stations,  cable systems serving  approximately 1.1 million customers in  the United States and  movie theaters in

            11 countries.